

Mail Stop 3720

February 15, 2007

William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

> **Re: Card Activation Technologies, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed January 17, 2007**
> **File No. 333-139677**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1.   You state on the prospectus cover page that the "selling stockholders are those shareholders who received restricted stock in the spin-off of [y]our company from MedCom USA, Incorporated." Yet on page nine you state that, while the MedCom board declared the spin-off stock dividend "effective at the end of business on December 15, 2006," "[t]he payable date when the share certificates will be distributed to the shareholders will be determined by the MedCom board of directors." Clarify throughout the prospectus on what date the selling stockholders received the shares of your common stock that are being registered

for resale. To the extent that the persons or entities listed as selling stockholders have not received the spin-off shares, it appears that the filing of this registration statement regarding the sale of such shares by them is premature and that a registration statement that concerns only their sale of your shares should be withdrawn. Please advise.

2. We also note that you have not filed a registration statement regarding the distribution of your shares to MedCom's stockholders. Tell us upon what Securities Act registration exemption the parties have been relying regarding the distribution of these shares to the stockholders, or, if the securities have not been distributed to these stockholders yet, tell us when you will file the registration statement. We may have further comments based upon your response.

3. We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by Deloitte & Touche. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Prospectus Cover Page

4. Please disclose, as required by Regulation S-B Item 501(a)(iv), the offering price of the securities being offered by the selling shareholders. For example, disclose that the selling shareholders will sell at a price of $x.xx per share until your shares trade on the over-the-counter bulletin board, and thereafter they will sell at prevailing market prices or privately-negotiated prices.

Prospectus Summary, page 1

5. We note your statement that a patent was transferred to you by MedCom USA, Incorporated upon your formation and in exchange for 146,770,504 shares of common stock. Please disclose your accounting for this transaction in the footnotes to your financial statements. In addition, tell us why these shares and their par value are not reflected in your balance sheet, statement of operations, and statement of stockholders' equity. At a minimum, you should disclose the shares issued in your financial statements and notes to your financial statements. Please revise as appropriate.

6. State, if true, that you never have entered into any patent license agreements.

7. Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

8.   In the final paragraph on page one, you state "[t]he balance of the shares
        distributed in the spin-off we [sic] to shareholders holding unrestricted shares of
        MedCom common stock and therefore are not restricted shares which must be
        registered in order to trade." Please explain what you mean by "unrestricted
        shares of MedCom common stock" and why you believe that their holding such
        MedCom shares is dispositive as to whether you must register shares of your
        common stock that are distributed to these holders in the spin-off. Also, tell us in
        your response letter why you regard the remainder of the MedCom stockholders
        as holding "restricted" MedCom common stock.

        Similarly, on page 12, you state that your "prospectus is being furnished solely to
        provide information about [you] and about the spin off to MedCom stockholders
        who will receive shares of [y]our restricted common stock in the spin off because
        they held restricted MedCom stock and to register those shares of restricted
        common stock." Tell us why you believe you do not have a prospectus delivery
        requirement regarding the spin-off securities distributed to holders of
        "unrestricted" MedCom common stock.

Risk Factors, page 2

9.   Include a risk factor highlighting the fact that you have assigned no value to the
        technology underlying your business. See Note 4 to your financial statements.

Our independent auditor has issued a going concern opinion…., page 2
The Company may not be able to secure financing…., page 2
The Company expects to incur losses for the foreseeable future…., page 2

10.   Please describe how the described risks could affect investors. Include in your
        description what would happen to an investor's investment in your common stock
        if you were to file for bankruptcy or undergo liquidation.

Risks Related to the Spin Off, page 4

11.   Include a risk factor that discusses your dependence after the spin-off on
        MedCom personnel and management. We note your disclosure on page 14. Also
        discuss whether there are any conflict of interest concerns, in light of the
        disclosure related to the MedCom agreements starting on page 19 and how the
        parties allocated assets and liabilities and determined other deal terms.

Substantial sales of our common stock following the distribution…., page 5

12.   On page 18, you state that MedCom beneficially owns 40.9% of your outstanding
        common stock. Therefore, so that investors may realize the magnitude of the risk,
        also describe here the extent to which MedCom may sell some or all of the shares

of your common stock that it holds. In conjunction with your responses to the first two comments of this letter, also clarify here and throughout the prospectus whether this percentage is prior to, or after, the spin-off.

Until the distribution occurs MedCom has the sole discretion to change…., page 5

13.   Provide further details regarding the spin-off contemplated here--such as whether it concerns the same spin-off you mention on the prospectus cover page as having occurred already or whether MedCom intends to conduct a second distribution of the shares of your common stock it holds. We may have further comments based upon your response.

The Offering Price and other terms of this Offering have been arbitrarily…., page 6

14.   So that investors may realize the likelihood of the risk, disclose the book value of a share of your common stock as of a recent date.

The Company is making no representations and is providing no assurances…, page 7

15.   Revise the caption so that it briefly indicates how these circumstances create a particular risk for investors. So that investors may realize the extent of the risk, describe the kinds of requirements the penny stock rules, beginning with Exchange Act Rule 15g-2, impose on broker-dealers that sell penny stocks.

The Spin-Off, page 9

Reasons for the Spin-Off, page 9

16.   Provide more discussion as to how and whether the MedCom board determined the spin-off was in the best interests of MedCom stockholders. Describe any alternative transactions, such as a sale of the business, that the board considered and why it did not pursue them.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 10

17.   We understand from counsel that you will be making significant revisions to this section, and we will consider such revised disclosure once it has been included in your next pre-effective amendment.

Listing and Trading of Our Common Stock, page 12

18.   You state that you "have applied to the NASD for [y]our common stock [sic] has been authorized for listing on the Bulletin Board under the symbol "CATI." As

companies do not list their stock on the OTCBB, please revise this reference here and elsewhere in the prospectus to correctly indicate that your stock may be approved for quotation on the OTCBB once a market maker seeks to trade it.

Description of Business, page 13

19.   Disclose how you came to the "understanding that many, if not all of these [different service companies] are utilizing those processes protected by the patent [you] own for activating these types of cards."

Marketing, page 14

20.   State when your counsel began "negotiations concerning the licensing of the proprietary patented technology of electronic activation of phone, gift cards, affinity cards and value cards with current users of [y]our technology."

Patents and Licenses, page 14

21.   Clarify here and in management's discussion and analysis whether the business ever had patent license agreements with others and whether it ever derived revenues from its patent while it was part of MedCom.

Competition, page 14

22.   We note your statement that "competition in the technology industry is intense." To assist investors in recognizing the marketability of your patent and your particular payment transaction technology, discuss in greater detail who your competitors are, your competition's advantages and disadvantages in relation to you, and what your competitive position is within your markets. To the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(b)(4) of Regulation S-B.

Employees, page 14

23.   We note that your executive officers are employees of MedCom and do not receive any compensation from you at the present time. Please tell us how you considered SAB Topic 1:B.1 with respect to the allocation of compensation expense and any other expenses incurred by MedCom on your behalf.

Legal Proceedings, page 14

24.   Ensure that you update your description of these proceedings to include any recent significant developments.

Management's Discussion and Analysis, page 15

25.   We note your risk factor disclosure on page seven. Please specifically address
        what changes in your results of operations, liquidity and capital resources, and
        trends you expect as a result of your reorganization from a private company to a
        public company. As part of your discussion, disclose your expected reporting and
        other costs related to your being a public company, and how you expect to satisfy
        the new costs.

Liquidity and Capital Resources, page 15

26.   You state that your "operating requirements ha[ve] been and will be funded
        primarily from [your] related party entity MedCom USA, Inc." Elaborate on any
        limits on the amount or frequency of MedCom's funding after the spin-off and
        whether there are restrictions on the purposes for which it will fund your
        operations after the spin-off. Also describe any expected termination date for this
        funding arrangement.

27.   Please explain what you mean by the sentence: "The Company believes that the
        cash flows from the patent litigation are inadequate will rely upon the sale of
        common stock to sustain its operations."

28.   You state that you will use funds "advanced from an affiliated entity that is
        controlled by the Company's chairman and chief executive officer." Name the
        entity, and describe the material terms of this advanced funding, such as whether
        it is in the form of a note, and so on. In addition, you indicate that certain officers
        and directors have provided personal guarantees to your lenders. As it appears
        that these are related party transactions, revise your disclosure in the certain
        relationships and related transactions section on page 19.

Agreements with MedCom, page 19

Separation Agreement, page 19

29.   Indicate the date on which MedCom transferred all of the assets of the card
        technology business to you.

30.   We note that paragraph 3.04 of the separation agreement requires you reserve for
        issuance an additional twelve million shares of your common stock for MedCom
        consultants and employees "as consideration and compensation for their efforts in
        effecting the transaction covered by [the agreement]." Describe this provision in
        the prospectus, and indicate whether, and, if so, when, these twelve million shares
        were issued and to how many persons.

Selling Stockholders, page 23

31.   Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

32.   Please disclose the natural person(s) who exercise investment and voting control over the shares held by each entity or non-natural person listed as a selling securityholder, to the extent not widely held. See telephone interpretation 4S under "Regulation S-K" in our March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

Item 26. Recent Sales of Unregistered Securities, page II-2

33.   In light of your disclosure in the prospectus, please ensure that you have included all Regulation S-B Item 701 disclosure regarding the last three years.

Financial Statements

Balance Sheet, page F-3

34.   It appears that your line item called "Loans Payable – Intercompany," appears to be related party loans, not intercompany loans. Please revise.

2. Basis of Presentation, page F-7

35.   In light of the financial statement updating requirements of Item 310(g) of Regulation S-B, tell us and disclose your fiscal year end.

Signature Page

36.   Identify, such as by parenthetical, your principal accounting officer, as the officer's signature to the registration statement is required by Form SB-2.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

        Sincerely,

        Larry Spirgel
        Assistant Director